

December 15, 2017

Benjamin D. McCulloch, Esq.
Drinker Biddle & Reath LLP
191 N. Wacker Drive, Suite 3700
Chicago, IL 60606-1698

Re: Destra International & Event-Driven Credit Fund
        File Nos. 333-221584 and 811-23309

Dear Mr. McCulloch:

On November 15, 2017, you filed a registration statement on Form N-2 in connection with the registration of shares of beneficial interest of Destra International & Event-Driven Credit Fund (the "Fund"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Outside Front Cover

1.   Please move the three risks provided in bullet points on page ii of the prospectus to the outside front cover of the prospectus, and restate them in bold typeface. Please also add to the outside front cover page a bullet point in bold typeface stating that the Fund's shares will not be listed on an exchange, that it is not anticipated that a secondary market for the shares will develop, and that an investment in the Fund may therefore not be suitable for investors who may need the money they invest within a specified timeframe.

2.   Please ensure that the pricing table and accompanying footnotes provided on page iii of the prospectus, as well as the first paragraph on page iv of the prospectus, appear on the outside front cover page. See Item 1.1 of Form N-2.

Summary of Investment Strategy (Page i)

3.   The first paragraph of this section discloses that the Fund invests in non-U.S. entities. Please add to this disclosure, as stated in the "Foreign Instruments" section on page 17 of the prospectus, that the Fund's investments in non-U.S. entities include issuers in emerging market countries. Please add a specific emerging market risk bullet point to the "Risk Factors" section on page 8 of the prospectus.

4.   Since the Fund includes the term "credit" in its name, please revise the first sentence of the first paragraph of this section to specify that the Fund will invest at least 80% of its assets in "credit" investments. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

5.   The second paragraph of this section states that the Fund expects to invest "between 0% and 100%" of its assets in international credit investments. Since the Fund's name includes the term "international," please revise this section to expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*e.g*., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

6.   The second paragraph of this section also states that the Fund will invest "between 0% and 50%" of its assets in event-driven credit investments. Since the Fund's name includes the term "event-driven," please revise this section to provide a policy to invest significantly in event-driven investments under normal market conditions.

7.   The third paragraph of this section states that the Multi-Strategy International Credit strategy includes derivatives. Please disclose in this section how derivatives will be valued for purposes of the Fund's policy to invest at least 80% of its assets in credit investments. Please also confirm to us supplementally that the notional value of the Fund's derivatives will not be used for purposes of this 80% policy.

8.   The fourth paragraph of this section describes the credit quality of the Fund's credit investments. Please also provide the Fund's maturity policy for its credit investments.

9.   The sixth paragraph of this section states that the Event-Driven Credit strategy will primarily invest in debt or equity securities. Since equity securities, including preferred stock, and warrants and options on equity securities, are not "credit" investments, please clarify in this

section that the Fund's equity securities will be limited to 20% of the Fund's assets. Please also make corresponding revisions throughout the prospectus.

10.   The sixth paragraph of this section also states that the Event-Driven Credit strategy will primarily invest in long and short positions of debt or equity securities. Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividend expenses paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.116 (July 1, 2017).

Summary of Terms — Expense Limitation Agreement (Page 4)

11.   Please confirm to us that the Expense Limitation Agreement will remain in effect for at least one year from the effective date of the registration statement.

Summary of Terms — Administration (Page 5)

12.   This section states that the Fund compensates the Administrator for administrative services. Please disclose in this section the rate of compensation paid to the Administrator.

Summary of Terms — Distributions (Page 5)

13.   The first paragraph of this section states that the Fund may pay distributions from offering proceeds. Please disclose in this section that distributions of offering proceeds will constitute a return of capital, which is a return of a portion of a shareholder's original investment in the Fund. Also, please explain to us why the Fund's board of trustees believes that it is appropriate for the Fund to make distributions to shareholders from offering proceeds. Additionally, please disclose any other types of distributions that may result in a return of capital.

Summary of Fees and Expenses (Page 9)

14.   Please provide us with a completed fee table and Example in correspondence as soon as possible. Also, please confirm to us that the expenses of the Fund's investments in ETFs will be included in the fee table. See Instruction 10.a to Item 3 of Form N-2.

15.   The first sentence in the paragraph following the Example in this section states that "[t]he examples and the expenses in the table above should not be considered a representation of the Fund's future expenses." Please revise this sentence to state that the ***Example*** should not be considered a representation of the Fund's future expenses. See Instruction 11.d to Item 3 of Form N-2.

Risk Factors (Page 8)

16.   Please revise this section to provide a complete list of principal risks of the Fund (*e.g.*, small capitalization risk, interest rate risk).

Use of Proceeds (Page 13)

17.   This section states that the net proceeds of this Offering will be invested in accordance with the Fund's investment objective "as soon as practicable after receipt." Please disclose in this section how long the Fund expects that it will take to invest all or substantially all the proceeds of this Offering in accordance with the Fund's investment objective. If the Fund expects the investment period to exceed three months, the reasons for the expected delay should be stated. See Guide 1 to Form N-2.

Investment Objective, Opportunities and Strategies — Portfolio Composition (Page 16)

18.   *Structured Credit.* Please revise this section to clarify that "CLOs" are collateralized loan obligations.

19.   *Other Types of Investments.* This section discloses that the Fund may invest in bank loans. In the discussions of the Fund's risk factors, please disclose that bank loans may not be securities, and therefore may not have the protections afforded by the federal securities laws.

Investment Objective, Opportunities and Strategies — Leverage (Page 18)

20.   Please disclose in this section whether the Fund has any present intention to issue preferred stock during the first 12 months following effectiveness of this registration statement. If so, please provide corresponding fee table disclosure (*e.g.*, the estimated dividend expense of preferred shares).

Management of the Fund — Investment Personnel (Page 70)

21.   This section provides information regarding the Fund's three portfolio managers. Please revise this section to clearly disclose which of the group of portfolio managers described in this section is primarily or jointly and primarily responsible for the day-to-day management of the Fund's portfolio. See Instruction to Item 9.1.c of Form N-2.

Distributions — Distribution Reinvestment Plan (Page 94)

22.   The fourth paragraph of this section states that "[s]hares issued pursuant to the DRP will be subject to the shareholder servicing fee." Please disclose in the fee table the DRP plan fees that are charged to participating shareholder accounts. Please also briefly describe the basis on which such fees are imposed in a footnote to the fee table. See Instruction 4 to Item 3.1 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Page 19)

23.   This section enumerates six of the Fund's fundamental policies, and adds a seventh non-enumerated statement regarding the Fund's fundamental concentration policy as the first sentence in an unrelated discussion of the Fund's repurchase offers. Please revise this section to include the Fund's fundamental concentration policy as one of the enumerated fundamental policies. Please also include a separate disclosure in this section providing that, as referenced on page 22 of the prospectus and page 2 of the Statement of Additional Information, if a bank loan or loan participation or other similarly-structured investment does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the lending intermediary and the borrower as "issuers" for purposes of the Fund's fundamental concentration policy.

Management of the Fund — Trustees (Page 24)

24.   The sixth column in this section is captioned "Other Directorships held by the Trustee." Please revise this section to provide any directorships held by each trustee during the past five years. See Item 18.6(b) of Form N-2.

GENERAL COMMENTS

25.   Please advise us whether FINRA has approved the underwriting terms of the Fund's offering.

26.   We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

27.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

28.   Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

29.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel